Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-251901
Supplementing Preliminary Prospectus
dated January 5, 2021

PRICING TERM SHEET
DATED January 6, 2021

NEOGENOMICS, INC.
$300,000,000 0.25% CONVERTIBLE SENIOR NOTES DUE 2028
The information in this pricing term sheet supplements NeoGenomics, Inc.’s preliminary prospectus, dated January 5, 2021 (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus, including all other documents incorporated by reference therein. References to “we,” “our” and “us” refer to NeoGenomics, Inc. and not to any of its subsidiaries. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars. Unless otherwise stated, amounts assume no exercise of the Underwriters’ over-allotment option.

Issuer:	NeoGenomics, Inc.
Ticker/Exchange for Our Common Stock (“common stock”):	“NEO”/The Nasdaq Capital Market.
Format:	SEC Registered
Securities:	0.25% Convertible Senior Notes due 2028 (the “notes”).
Principal Amount:	$300,000,000.
Over-Allotment Option:	$45,000,000.
Denominations:	$1,000 and multiples of $1,000 in excess thereof.
Ranking:	Senior unsecured.
Maturity:	January 15, 2028, unless earlier converted, redeemed or repurchased.

Optional Redemption:	We may not redeem the notes prior to January 20, 2025. We may redeem for cash all or any portion of the notes, at our option, on or after January 20, 2025 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the notes, which means that we are not required to redeem or retire the notes periodically.
Fundamental Change:	If we undergo a fundamental change (as defined in the Preliminary Prospectus under the heading “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes”) prior to the maturity date of the notes, subject to certain conditions, holders may require us to repurchase for cash all or part of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.
Interest and Interest Payment Dates:	0.25% per year. Interest will accrue from January 11, 2021 and will be payable semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2021.
Regular Record Dates:	January 1 and July 1 of each year, immediately preceding the January 15 and July 15 interest payment date, as the case may be.
Public Offering Price:	100% of principal, plus accrued interest, if any, from January 11, 2021 if settlement occurs after that date.
Last Reported Sale Price of Our Common Stock on The Nasdaq Capital Market on January 6, 2021:	$51.35 per share.
Initial Conversion Rate:	15.1172 shares of common stock per $1,000 principal amount of the notes, subject to adjustment.
Initial Conversion Price:	$66.15 per share of common stock, subject to adjustment.
Public Offering Price in Concurrent Common Stock Offering:	$49.00
Conversion Premium:	35.0% above the public offering price per share in the Concurrent Common Stock Offering (as defined below).
Settlement Method:	Cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described in the Preliminary Prospectus.
Book-Running Managers:	BofA Securities, Inc. Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC SVB Leerink LLC
Co-Managers	Craig-Hallum Capital Group LLC Needham & Company, LLC Raymond James & Associates, Inc. Stephens Inc.
Pricing Date:	January 6, 2021.
Trade Date:	January 7, 2021.
Expected Settlement Date:	January 11, 2021 (T+2).
CUSIP Number:	64049M AB6.

ISIN Number:	US64049MAB63.
Listing:	None.
Concurrent Common Stock Offering:	Concurrently with this offering of notes, we are offering 4,081,632 shares of our common stock (or 4,693,876 shares of our common stock if the underwriters in that offering exercise in full their option to purchase additional shares) (the “Concurrent Common Stock Offering”) in an underwritten offering pursuant to a separate prospectus supplement and base prospectus (together, the “Common Stock Prospectus”). Neither the completion of this offering nor of the Concurrent Common Stock Offering is contingent on the completion of the other, so it is possible that this offering occurs and the Concurrent Common Stock Offering does not occur, and vice versa. We cannot assure you that the Concurrent Common Stock Offering will be completed on the terms described herein, or at all. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Common Stock Offering.
Underwriting Discounts and Commissions:	$30.00 per note $9,000,000.00 total
Capped Call Transactions:	In connection with the pricing of the notes, we have entered into capped call transactions (the “capped call transactions”) with one or more of the underwriters and/or their respective affiliates and/or other financial institutions (the “option counterparties”). The capped call transactions are expected generally to reduce potential dilution to our common stock upon any conversion of the notes and/or offset some or all of any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be, with such reduction and/or offset subject to a cap. If the underwriters exercise their over-allotment option to purchase additional notes, we expect to use a portion of the net proceeds from the sale of such additional notes to enter into additional capped call transactions with the option counterparties.

In connection with establishing their initial hedges of the capped call transactions, we have been advised that the option counterparties or their respective affiliates are expected to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. This activity could increase (or reduce the size of any decrease in) the market price of our common stock or the notes at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the notes and prior to the maturity of the notes (and are likely to do so during any observation period related to a conversion of notes or following any repurchase or redemption of the notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the notes, which could affect your ability to convert the notes and, to the extent the activity occurs during any observation period related to a conversion of notes, it could affect the number of shares and the value of the consideration that you will receive upon conversion of the notes.

For a discussion of the potential impact of any market or other activity by the option counterparties or their respective affiliates in connection with these capped call transactions, see “Risk Factors—Risks Related to the Notes—The capped call transactions may affect the value of the notes and our common stock” and “Underwriting—Capped Call Transactions” in the Preliminary Prospectus Supplement.
Use of Proceeds:
We estimate that the net proceeds from this offering will be approximately $290.8 million (or approximately $334.5 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and the Concurrent Common Stock Offering, if completed, for general corporate purposes and to pay the cost of the capped call transactions in an aggregate amount of approximately $25.5 million. We may also use a portion of the net proceeds to acquire or invest in complementary businesses and technologies, although we have no present commitments or agreements to enter into any material acquisitions or investments. For additional information, see “Use of Proceeds” in the Preliminary Prospectus.

Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change or during a Redemption Period
Holders who convert their notes in connection with a make-whole fundamental change occurring prior to the maturity date or during a redemption period (as defined in the Preliminary Prospectus) may be entitled to an increase in the conversion rate for the notes so surrendered for conversion.
The following table sets forth the number of additional shares by which the conversion rate for the notes will be increased per $1,000 principal amount of notes for each stock price and effective date or redemption notice date, as applicable, set forth below:

Effective Date / Redemption Notice Date				Stock Price
	$49.00	$55.00	$60.00	$66.15	$75.00	$85.99	$100.00	$115.00	$130.00	$150.00	$175.00	$225.00	$275.00
January 11, 2021	5.2909	4.2355	3.5572	2.9020	2.2033	1.5998	1.0910	0.7391	0.5065	0.3073	0.1613	0.0340	0.0011
January 15, 2022	5.2909	4.2353	3.5478	2.8709	2.1541	1.5415	1.0316	0.6846	0.4592	0.2698	0.1348	0.0234	0.0000
January 15, 2023	5.2909	4.2351	3.5028	2.8039	2.0709	1.4526	0.9474	0.6108	0.3972	0.2227	0.1030	0.0124	0.0000
January 15, 2024	5.2909	4.1820	3.4177	2.6946	1.9461	1.3269	0.8336	0.5153	0.3199	0.1668	0.0680	0.0034	0.0000
January 15, 2025	5.2909	4.0864	3.2807	2.5283	1.7649	1.1518	0.6827	0.3948	0.2275	0.1047	0.0333	0.0000	0.0000
January 15, 2026	5.2909	3.9087	3.0450	2.2556	1.4827	0.8950	0.4783	0.2453	0.1228	0.0435	0.0065	0.0000	0.0000
January 15, 2027	5.2909	3.5727	2.6005	1.7536	0.9969	0.5016	0.2126	0.0829	0.0285	0.0032	0.0000	0.0000	0.0000
January 15, 2028	5.2909	3.0646	1.5494	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates or redemption notice dates may not be set forth in the table above, in which case:
•If the stock price is between two stock prices in the table or the effective date or redemption notice date, as the case may be, is between two effective dates or redemption notice dates, as applicable, in the table, the number of additional shares by which the conversion rate for the notes will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates or redemption notice dates, as applicable, based on a 365-day year.
•If the stock price is greater than $275.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus), no additional shares will be added to the conversion rate.
•If the stock price is less than $49.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 20.4081 shares of common stock, subject to adjustment in the same manner as such conversion rate as set forth in the Preliminary Prospectus under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

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We have filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents we have filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents, and when available, the final prospectus for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting BofA Securities, Inc.; Attn: Prospectus Department, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, or by telephone at 1-800-294-1322, or by emailing dg.prospectus_requests@bofa.com; Morgan Stanley & Co. LLC; Attn: Prospectus Department, 180 Varick

Street, 2nd Floor, New York, New York 10014, or by email at prospectus@morganstanley.com; or Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-212-902-1171, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.